REGAL BELOIT CORPORATION
SIGNIFICANT SUBSIDIARIES
AS OF
DECEMBER 28, 2019

Significant Subsidiary	State/Country of Incorporation
Marathon Electric India Pvt. Ltd.	India
Nicotra Gebhardt SPA	Italy
RBC Foreign Manufacturing BV	The Netherlands
Regal Beloit (Changzhou) Co., Ltd.	China
Regal Beloit Electrical Products (Suzhou) Co., Ltd.	China
Regal Beloit (Wuxi) Co., Ltd.	China
Regal Beloit America, Inc.	Wisconsin
Regal Beloit Spain SA	Spain
System Plast Srl	Italy